Filed by Tailwind Two Acquisition Corp. (Commission File No. 001-40170)

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed und Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Terran Orbital Corporation

This filing relates to the proposed business combination between Tailwind Two Acquisition Corp., a Cayman Islands exempted company, and Terran Orbital Corporation, a Delaware corporation, pursuant to the terms of an Agreement and Plan of Merger, dated as of October 28, 2021 (as it may be amended, supplemented or otherwise modified from time to time), by and among Tailwind Two, Titan Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of Tailwind Two, and Terran Orbital.

The following is a blog post first made available on February 24, by Republic, a capital markets advisor to Tailwind Two.

50,000 satellites — who will build them?

The commercial space industry is evolving fast — and it’s more than just rockets to the moon. Space tourism comes to mind as an exciting emerging market but that’s just one small slice of the greater opportunities within the commercial space industry.

A vertical with an even greater market share is satellite technology. The day-to-day applications of satellite technology already abound and the use cases are growing. From GPS, television, cell service, weather forecasts, all the way to financial transactions – satellite technology is vital to modern, connected life. The next generation of satellite technology represents a vast step-up in performance, as large constellations of small, cost-effective satellites will replace a handful of larger satellites. The result is comprehensive global coverage and ultra-fast speeds.

Why small satellites? Small satellites can do things large satellites simply can’t do. For example, constellations of small satellites provide persistent global coverage, blanketing Earth with small satellites that are ubiquitous - almost always overhead. And because they are everywhere, if something on the ground changes, they will know within minutes. This level of speed and coverage enables a whole new realm of applications where persistent monitoring is critical. Think WiFi for rural areas that have been plagued with slow internet speed for decades.

In addition, constellations of small satellites create a mesh network of vehicles that enable redundancy, greater security, and the ability to quickly and inexpensively upgrade technologies on orbit.

According to the US Space Development Agency or SDA, 50,000 satellites could orbit the earth in the next decade. Someone needs to build them.

Enter: Terran Orbital

Terran Orbital is a leading independent satellite manufacturer and a pioneer and innovator of small satellites, designing, building, launching, and managing small satellites in orbit for defense, intelligence community, civil and commercial customers. In addition, Terran Orbital intends to develop and launch the largest, most advanced commercially operated NextGen Earth Observation satellite constellation.

Terran Orbital serves U.S. government defense, intelligence and civil agencies, including the U.S. Department of Defense (the DoD), the SDA and the National Aeronautics and Space Administration (NASA), as well as aerospace and defense prime contractors, including Lockheed Martin and numerous other governmental and commercial businesses that operate in the high-growth sectors of satellite, space-based solutions.

Retail investors have an opportunity to invest in the success of space by investing in the future of Terran Orbital through a currently listed company called Tailwind Two Acquisition Corp. (NYSE: TWNT). In late October 2020, Tailwind Two, which was formed as a special purpose acquisition company (SPAC) signed a definitive agreement to merge with Terran Orbital. Prior to the transaction closing, the shares of Tailwind Two can be purchased under the symbol “TWNT”. If and when the transaction closes, the shares of TWNT will automatically convert into shares of the combined company.

The opportunity to buy or sell shares of TWNT is not available through OpenDeal Broker LLC, its affiliates, or via the Republic platform, but TWNT stock can be purchased today through most retail brokerage accounts. The transaction is expected to close in the first quarter of 2022. (There is no guarantee that the transaction will close and that a “de-SPAC” will occur. Investment value may fluctuate, and shares may be worth more or less than the original cost before or after this transaction.)

Other investors in the Tailwind Two merger include strategically valuable partners and respected space investors such as Francisco Partners, Lockheed Martin, AE Industrial Partners, Beach Point Capital Partners, and Fuel Venture Capital, among others. If you’re interested in investing, review the opportunity by searching TWNT on your public investment app of choice.

Republic Capital Adviser LLC, a SEC-registered investment adviser (“Republic Capital”) affiliated with OpenDeal Broker LLC (“OpenDeal”) is the organizer and adviser to Tailwind Labs II, a Series of Republic Master Fund, LP (“Tailwind SPV”). The Tailwind SPV’s sole investment is in Tailwind Two Acquisition Corp. (“Tailwind SPAC”). Boris Revsin, Managing Director of Republic Capital, is a board member of Tailwind SPAC. Tailwind SPAC has proposed to acquire Terran Orbital. Tailwind SPAC is paying OpenDeal for certain services associated with its proposed acquisition of Terran Orbital.

Form CRS

General disclaimers:

Republic Capital Adviser LLC, a SEC-registered investment adviser (“Republic Capital”) affiliated with OpenDeal Broker LLC (“OpenDeal”) is the organizer and adviser to Tailwind Labs II, a Series of Republic Master Fund, LP (“Tailwind SPV”). The Tailwind SPV’s sole investment is in Tailwind Two Acquisition Corp. (“Tailwind SPAC”). Boris Revsin, Managing Director of Republic Capital, is a board member of Tailwind SPAC. Tailwind SPAC has proposed to acquire Terran Orbital. Tailwind SPAC is paying OpenDeal for certain services associated with its proposed acquisition of Terran Orbital.

This brief should not be construed as investment advice. Always consult with trusted professional advisors before making investments. Private investments are inherently illiquid and may result in total loss. Not FDIC or SIPC insured.

Investors should verify any issuer information they consider important before making an investment. Investments in private companies are particularly risky and may result in total loss of invested capital. Past performance of a security or a company does not guarantee future results or returns. Boris Revsin is a Director of the Board of Tailwind Two (TWNT). Boris is also the Managing Director and Head of Private Capital at Republic Capital, a registered investment adviser affiliated with OpenDeal Broker LLC. SPAC and de-SPAC investments are inherently risky, please consult an independent financial advisor before participating in any investment opportunity.

Investment opportunities are not issued or guaranteed by OpenDeal Broker LLC. Neither the Securities and Exchange Commission nor any federal or state securities regulator has recommended or approved any investment opportunity or the accuracy or completeness of any information or materials provided herein. OpenDeal Broker LLC makes no representations or warranties as to the accuracy of the information herein, and we accept no liability for the same. Offers to sell securities can only be made through official offering documents that contain important information about the investment and the issuers, including risks. Investors should carefully read the offering documents. Investors should conduct their own due diligence and are encouraged to consult with their tax, legal, and financial advisers. Terms of Use, Privacy Policy, Business Continuity Plan, Additional Risk Disclosures. TERMS OF USE, DISCLAIMERS, DISCLOSURES, POLICIES AND RISK FACTORS OF SECURITIES.

About Tailwind Two Acquisition Corp.

Tailwind Two is a blank check company “for founders, by founders” – formed for the purpose of effecting a merger, capital share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more founder-led businesses in a sector being disrupted by technological change. Tailwind Two’s management team and directors have invested extensively in founder-run businesses, with notable success in the space industry. Tailwind Two is led by Chairman Philip Krim, and Co-Chief Executive Officers Chris Hollod and Matt Eby. In addition to the members of its management team and board of directors, Tailwind Two has assembled an Advisory Board that will help position Tailwind Two as the value-add partner of choice for today’s leading entrepreneurs.

About Terran Orbital

Terran Orbital Corporation is a leading vertically integrated provider of end-to-end satellite solutions. Terran Orbital combines satellite design, production, launch planning, mission operations and in-orbit support to meet the needs of the most demanding military, civil and commercial customers. In addition, Terran Orbital is developing one of the largest, most advanced NextGen Earth Observation constellations to provide persistent, real-time earth imagery. Learn more at www.terranorbital.com.

Important Information and Where to Find It

In connection with the proposed business combination with Terran Orbital, Tailwind Two filed with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 (as amended or supplemented through the date hereof, the "Registration Statement") containing a definitive proxy statement/prospectus (the "Proxy Statement/Prospectus"). The Registration Statement has been declared effective by the SEC and is being mailed to Tailwind Two's shareholders. This communication does not contain all the information that should be considered concerning the potential transaction and is not intended to form the basis of any investment decision or any other decision in respect of the potential transaction. Tailwind Two's shareholders and other interested persons are advised to read the Proxy Statement/Prospectus and other documents filed in connection with the potential transaction, as these materials will contain important information about Terran Orbital, Tailwind Two and the potential transaction. Shareholders will also be able to obtain copies of the Proxy Statement/Prospectus and other documents filed with the SEC, without charge at the SEC's website sec.gov.

Participants in the Solicitation

Tailwind Two and its directors and executive officers may be deemed participants in the solicitation of proxies from Tailwind Two's shareholders with respect to the potential transaction. A list of the names of those directors and executive officers and a description of their interests in Tailwind Two is contained in Tailwind Two's final prospectus relating to its initial public offering dated March 8, 2021, which was filed with the SEC and is available free of charge at the SEC's web site at www.sec.gov. Additional information regarding the interests of such participants is contained in the Proxy Statement/Prospectus. Terran Orbital and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from Tailwind Two's shareholders in connection with the potential transaction. A list of the names of such directors and executive officers and information regarding their interests in the potential transaction are included in the Proxy Statement/Prospectus.

Non-Solicitation

This communication and any oral statements made in connection with this communication shall not constitute an offer, nor a solicitation of an offer, of the sale or purchase of any securities, nor shall any securities of Terran Orbital or Tailwind Two be offered or sold, in any jurisdiction in which such an offer, solicitation or sale would be unlawful. Neither the SEC nor any state securities commission has approved or disapproved of the transactions contemplated hereby or determined if this communication is truthful or complete. Any representation to the contrary is a criminal offense.

Special Note Regarding Forward-Looking Statements

This communication includes certain forward-looking statements, estimates, and projections provided by Terran Orbital that reflect management's views regarding the anticipated future financial and operating performance of Terran Orbital. Forward-looking statements are statements that are not historical, including statements regarding operational and financial plans, terms and performance of Terran Orbital and other projections or predictions of the future. Forward looking statements are typically identified by such words as "project," "believe," "expect," "anticipate," "intend," "estimate," "may," "will," "should," and "could" and similar expressions. Such statements, estimates, and projections reflect numerous assumptions concerning anticipated results. Forward-looking statements in this communication may include, for example; statements about Terran Orbital's industry and market sizes; future opportunities; expectations and projections concerning future financial and operational performance and results of Terran Orbital; and the potential transactions, including items such as the implied enterprise value, ownership structure, the amount of redemption requests made by Tailwind Two's shareholders, the ability of Tailwind Two to issue equity or equity-linked instruments in connection with the potential transactions or in the future, the likelihood and ability of the parties to successfully consummate the potential transactions, and those factors set forth in the section entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements; Market Ranking and Other Industry Data" in the Proxy Statement/Prospectus. As these assumptions may or may not prove to be correct and there are numerous factors which will affect Terran Orbital's actual results (many of which are beyond Terran Orbital's control), there can be no assurances that any projected results are attainable or will be realized. Terran Orbital and Tailwind Two disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except as required by law. Terran Orbital's actual results may differ materially from those set forth in this communication.

Disclaimer

The information in this communication discusses trends and markets that the leadership team of Tailwind Two and Terran Orbital believe will impact the development and success of Terran Orbital based on their current understanding of the industry. Such information has not been independently verified by Tailwind Two. Neither Tailwind Two, Terran Orbital or their respective affiliates or their respective employees, directors, officers, contractors, advisors, members, successors, representatives or agents makes any representation or warrant as to the accuracy, reasonableness or completeness of the information contained in this communication, and shall have no liability for any representations or warranties (expressed or implied) contained in, or for any omissions from or errors in, this communication or any other written or oral communications transmitted to the recipient in the course of its evaluation of Terran Orbital.

You should consult your own counsel and tax and financial advisors as to the legal and related matters concerning the matters described herein, must make your own decisions and perform your own independent investment and analysis of the Business Combination, and, by accepting this communication, you confirm that you are not relying upon the information contained herein to make any decision.—

This brief should not be construed as investment advice. Always consult with trusted professional advisors before making investments. Private investments are inherently illiquid and may result in total loss. Not FDIC or SIPC insured.

Investors should verify any issuer information they consider important before making an investment. Investments in private companies are particularly risky and may result in total loss of invested capital. Past performance of a security or a company does not guarantee future results or returns. Only investors who understand the risks of early-stage investment and who meet the Republic's investment criteria may invest.

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OpenDeal Broker LLC is a registered broker-dealer and member of FINRA and SiPC (BrokerCheck website). Investment opportunities are not issued or guaranteed by OpenDeal Broker LLC. Neither the Securities and Exchange Commission nor any federal or state securities regulator has recommended or approved any investment opportunity or the accuracy or completeness of any information or materials provided herein. OpenDeal Broker LLC makes no representations or warranties as to the accuracy of the information herein, and we accept no liability for the same. Offers to sell securities can only be made through official offering documents that contain important information about the investment and the issuers, including risks. Investors should carefully read the offering documents. Investors should conduct their own due diligence and are encouraged to consult with their tax, legal, and financial advisers. Terms of Use, Privacy Policy, Business Continuity Plan, Additional Risk Disclosures. TERMS OF USE, DISCLAIMERS, DISCLOSURES, POLICIES AND RISK FACTORS OF SECURITIES